FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 6, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   July 6, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

MATERIAL CHANGE REPORT

1. Name and Address of Company

Norsat International Inc.

110 - 4020 Viking Way

Richmond, BC

V6V 2N2

2. Date of Material Change

June 27th, 2007

3. News Release

A press release dated July 6th indicated that Cathy Zhai had resigned from her position as Chief Financial Officer.

4. Summary of Material Change

Cathy Zhai resigned from her position as Chief Financial Officer on June 27th, 2007.

5. Full Description of Material Change

Cathy Zhai resigned from her position as Chief Financial Officer on June 27th, 2007. As of the same date, Ms. Zhai will no longer serve as the corporate secretary.

Until such time as a successor is named, Ms. Zhai's current responsibilities will be handled by James Sharpe, a member of Norsat's Board of Directors and Chairman of the Audit Committee.

A search is under way for her successor.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Amiee Chan

President and Chief Executive Officer

Tel: (604) 821-2800

Fax: (604) 821-2801

9. Date of Report

July 6, 2007

NORSAT ANNOUNCES RESIGNATION OF CHIEF FINANCIAL OFFICER

Vancouver, British Columbia – July 6, 2007 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces that Cathy Zhai, Chief Financial Officer, has resigned effective June 27, 2007, to pursue other interests.

Until such time that a successor is named, Ms. Zhai’s current responsibilities will be handled James Sharpe, a member of Norsat’s Board of Directors and Chairman of the Audit Committee.

“We appreciate Cathy’s efforts and contributions to the team during her tenure at Norsat, and we wish her well in her future endeavors,” said Amiee Chan, President and CEO of Norsat.  “We have commenced a search to fill the Chief Financial Officer position and are confident in the depth of our team to ensure a smooth transition.”

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan
Tel: 604 821-2808
Email: achan@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the quarter ended March 31, 2007, and the Management Discussion and Analysis for quarter ended March 31, 2007. The company’s results are consolidated with those of Norsat.

All of the company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Additional information may be found at www.norsat.com.